March 2, 2009

VIA EDGAR AND ELECTRONIC COPY

Mr. William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
The United States Securities and
   Exchange Commission
Judiciary Plaza
100 F. Street, NE
Washington, D.C. 20549-4644

Subject:         Request for Approval to File Registration Statement Pursuant to
Rule 485(b)(1)(vii) of the Securities Act of 1933

Dear Mr. Kotapish:

On behalf of Nationwide Life Insurance Company ("Nationwide"), I respectfully request approval to file a Post-Effective Amendment to the variable life insurance policy registration statement listed in Table B below pursuant to Rule 485(b)(1)(vii) of the Securities Act of 1933.

The purpose of this Post-Effective Amendment is twofold: (1) to add the 5% Lifetime Income Option as an additional optional benefit; and (2) to modify the Lifetime Withdrawal Percentage table associated with the 5% Lifetime Income Option.

Nationwide requests that that the Post Effective Amendment No. 4 filed on December 15, 2008 pursuant to Rule 485(b) of the 1933 Act (1933 Act File No. 333-140621) in Table A serve as a "template" for the registration statement listed in Table B that follows for purposes of the addition of the 5% Lifetime Income Option.

Nationwide further requests that this same registration statement, as amended in Post Effective Amendment No. 5 filed on January 30, 2009 pursuant to Rule 485(a) of the 1933 Act (1933 Act File No. 333-140621)  further serve as a template for purpose of simultaneously modifying the Lifetime Withdrawal Percentage table associated with the 5% Lifetime Income Option.

Nationwide respectfully requests approval to file the registration statement listed in Table B pursuant to Rule 485(b)(1)(vii).

Table A: "Template" Registration Statement:
Separate Account	Company	1933 Act File No.	Investment Company Act of 1940 File No.
Nationwide Variable Account – II	Nationwide Life Insurance Company	333-140621	811-03330

Table B: Requested "Replica" Registration Statement:
Separate Account	Company	1933 Act File No.	Investment Company Act of 1940 File No.
Nationwide Variable Account - II	Nationwide Life Insurance Company	333-151990	811-03330

The Template language extracted from the Post Effective Amendment No. 4 is as follows:

5% Lifetime Income Option

The 5% Lifetime Income Option provides for lifetime withdrawals, up to a certain amount each year, even after the contract value is zero.  The age of the person upon which the benefit depends (the “determining life”) must be between 45 and 85 years old at the time of application.  For most contracts, the determining life is that of the primary contract owner.  For those contracts where the contract owner is a non-natural person, for purposes of this option, the determining life is that of the primary annuitant, and all references in this option to “contract owner” shall mean primary annuitant.  The determining life may not be changed.

The 5% Lifetime Income Option is available under the contract at the time of application.  Effective September 15, 2008, the 5% Lifetime Income Option is only available for contracts issued in the State of New York.  The 5% Lifetime Income Option may not be elected if a loan is outstanding on the contract or if any of the following optional benefits are elected: another Lifetime Income Option, the Capital Preservation Plus Lifetime Income Option, or the No CDSC Option.

In exchange for this lifetime withdrawal benefit, Nationwide will assess an annual charge not to exceed 1.00% of the Current Income Benefit Base.  The current charge for the 5% Lifetime Income Option is 0.75% of the Current Income Benefit Base.  The charge associated with the 5% Lifetime Income Option will not change, except, possibly, upon the contract owner’s election to reset the benefit base, as discussed herein.  The charge will be assessed on each contract anniversary (the “5% L.Inc Anniversary”) and will be deducted via redemption of accumulation units.  A prorated charge will also be deducted upon full surrender of the contract.  Accumulation units will be redeemed proportionally from each sub-account in which the contract owner is invested at the time the charge is taken.  Amounts redeemed as the 5% Lifetime Income Option charge will not negatively impact calculations associated with other benefits elected or available under the contract, will not be subject to a CDSC, and will not reduce amounts available under the CDSC-free withdrawal privilege.  (See below for an explanation of what happens if application of the CDSC causes the gross surrender (the surrender amount plus the CDSC) to exceed the 5% Lifetime Income Percentage limit.)

Election of the 5% Lifetime Income Option requires that the contract owner, until annuitization, allocate the entire contract value to one of the models available under the Custom Portfolio Asset Rebalancing Service (see “Contract Owner Services”) or to a limited set of investment options currently available in the contract (see “Income Benefit Investment Options”).  Allocation requests that fall outside of the Custom Portfolio Asset Rebalancing Service or to investment options other than those listed in the “Income Benefit Investment Options” chart will not be honored; they will be treated as though no allocation request was submitted.  Allocation to a GTO and/or the fixed account is not permitted.  The contract owner may reallocate the contract value among the limited set of investment options in accordance with the “Transfers Prior to Annuitization” provision.  The contract owner may reallocate the contract value within the Custom Portfolio Asset Rebalancing Service in accordance with that provision.  Additionally, contract owners may change from the Custom Portfolio Asset Rebalancing Service to the permitted investment options, and vice versa.  Once this option is elected, contract loans are unavailable.  Additionally, the contract owner may elect Dollar Cost Averaging for Living Benefits described in this prospectus.

Currently, subsequent purchase payments are permitted under the 5% Lifetime Income Option as long as the contract value is greater than zero.  There may be instances where a subsequent purchase payment creates a financial risk that Nationwide is unwilling to bear.  If this occurs, Nationwide may exercise its right to refuse subsequent purchase payments over $50,000.  If Nationwide exercises this right to refuse a purchase payment, the contract owner will be immediately notified via telephone and a letter will be sent with the returned purchase payment.

Determination of the Income Benefit Base Prior to the First Surrender

Upon contract issuance, the Original Income Benefit Base is equal to the contract value. Each time the benefit base is recalculated, as described below, the resulting benefit base becomes the Current Income Benefit Base. Provided no surrenders are taken from the contract, the Current Income Benefit Base will equal the greater of:

(1)	the highest contract value on any 5% L.Inc Anniversary plus purchase payments submitted and credits applied after that 5% L.Inc Anniversary; or

(2)	the sum of the following calculations:

(a)
Original Income Benefit Base with Roll-up: the Original Income Benefit Base, plus 5% of the Original Income Benefit Base for each  5% L.Inc Anniversary up to and including the 10th 5% L.Inc Anniversary; plus

(b)
Purchase Payments with Roll-up – any purchase payment submitted after contract issuance and the 10th 5% L.Inc Anniversary, increased by a simple interest rate of 5% through the 10th 5% L.Inc Anniversary; plus

(c)	Purchase Payments with No Roll-up: any purchase payments submitted after the 10th 5% L.Inc Anniversary.

When a purchase payment is made on a date other than a 5% L.Inc Anniversary, simple interest is calculated using a prorated method based upon the number of days from the date of the purchase payment to the next 5% L.Inc Anniversary.

However, if at any time prior to the first surrender the contract value equals zero, no further Income Benefit Base calculations will be made.  The Current Income Benefit Base will be set equal to the Income Benefit Base calculated on the most recent 5% L.Inc anniversary, and the annual benefit amount will be based on that Current Income Benefit Base.

Lifetime Income Surrenders

At any time after the 5% Lifetime Income Option is elected, the contract owner may begin taking the lifetime income benefit by taking a surrender from the contract.  Nationwide will surrender accumulation units proportionally from the sub-accounts as of the date of the surrender request.  As with any surrender, lifetime income surrenders reduce the contract value and consequently, the amount available for annuitization.

At the time of the first surrender, the Current Income Benefit Base is locked in and will not change unless the contract owner takes excess surrenders, elects a reset opportunity (both discussed later in this provision), or submits additional purchase payments.  Additional purchase payments submitted after the first surrender from the contract will increase the Current Income Benefit Base by the amount of the purchase payment.

Simultaneously, the lifetime income percentage is determined based on the age of the contract owner as indicated in the following table:

Contract Owner’s Age (at time of first surrender)	5% Lifetime Income Percentage
45 up to 59½	4%
59½ through 66	5%
67 through 71	5.5%
72 through 80	6%
81 and older	7%

At the time of the first surrender and on each 5% L.Inc Anniversary thereafter, the lifetime income percentage is multiplied by the Current Income Benefit Base to determine the benefit amount for that year.  The benefit amount is the maximum amount that can be surrendered from the contract before the next 5% L.Inc Anniversary without reducing the Current Income Benefit Base.  The ability to surrender the current benefit amount will continue until the earlier of the contract owner’s death or annuitization.

Although surrenders up to the benefit amount do not reduce the Current Income Benefit Base, they do reduce the contract value and the death benefit, and are subject to the CDSC provisions of the contract.

If a CDSC does apply, application of the CDSC could cause the gross surrender (the surrender amount plus the CDSC) to exceed the 5% Lifetime Income Percentage. To avoid this, contract owners can request to receive the surrender net of the CDSC amount.  The gross amount of the surrender (including the CDSC) is the amount used to determine whether the surrender exceeds the 5% Lifetime Income Percentage limit.

Impact of Withdrawals in Excess of the 5% Lifetime Income Percentage Limit

The contract owner is permitted to surrender contract value in excess of that year’s benefit amount provided that the contract value is greater than zero.  Surrenders in excess of the benefit amount will reduce the Current Income Benefit Base, and consequently, the benefit amount calculated for subsequent years.  In the event of excess surrenders, the Current Income Benefit Base will be reduced by the greater of:

(1)	the dollar amount of the surrender in excess of the benefit amount; or

(2)	the ratio of the dollar amount of the excess surrender to the contract value (which has been reduced by the amount of the benefit amount surrendered), multiplied by the Current Income Benefit Base.

In situations where the contract value exceeds the existing Current Income Benefit Base, excess surrenders will typically result in a dollar amount reduction to the new Current Income Benefit Base.  In situations where the contract value is less than the existing Current Income Benefit Base, excess surrenders will typically result in a proportional reduction to the new Current Income Benefit Base.

Currently, Nationwide allows for an “RMD privilege” whereby Nationwide permits a contract owner to surrender contract value in excess of the benefit amount without reducing the Current Income Benefit Base if such excess surrender is for the sole purpose of meeting Internal Revenue Code required minimum distributions for this contract.  This RMD privilege does not apply to beneficially owned contracts.  In order to qualify for the RMD privilege, the contract owner must:

(1)	be at least 70 ½ years old as of the date of the request;

(2)	own the contract as an IRA, SEP IRA, Simple IRA, or Investment-Only Contract; and

(3)	submit a completed administrative form to Nationwide’s home office.

Nationwide reserves the right to modify or eliminate the RMD privilege if there is any change to the Internal Revenue Code or IRS rules relating to required minimum distributions, including the issuance of relevant IRS guidance.  If Nationwide exercises this right, Nationwide will provide notice to contract owners and any surrender in excess of the benefit amount will reduce the remaining Current Income Benefit Base.

Once the contract value falls to zero, the contract owner is no longer permitted to submit additional purchase payments or take surrenders in excess of the benefit amount.

Reset Opportunities

Nationwide offers an automatic reset of the income benefit base.  If, on any 5% L.Inc Anniversary, the contract value exceeds the Current Income Benefit Base, Nationwide will automatically reset the Current Income Benefit Base to equal that contract value.  This higher amount will be the new Current Income Benefit Base.  This automatic reset will continue until any terms and conditions associated with the 5% Lifetime Income Option change.

In the event one or more terms and conditions of the 5% Lifetime Income Option change, the reset opportunities still exist, but are not longer automatic.  An election to reset the Current Income Benefit Base must be made by the contract owner to Nationwide.  On or about each 5% L.Inc Anniversary, Nationwide will provide the contract owner with information necessary to make this determination.  Specifically, Nationwide will provide: the contract value; the Current Income Benefit Base; the current terms and conditions associated with the 5% Lifetime Income Option; and instructions on how to communicate an election to reset the benefit base.

If the contract owner elects to reset the Current Income Benefit Base, it will be at the then current terms and conditions of the option as described in the most current prospectus.  If Nationwide does not receive a contract owner’s election to reset the Current Income Benefit Base within 60 days after the 5% L.Inc Anniversary, Nationwide will assume that the contract owner does not wish to reset the Current Income Benefit Base.  If the Current Income Benefit Base is not reset, it will remain the same and the terms and conditions of the 5% Lifetime Income Option will not change (as applicable to that particular contract).

Contract owners may cancel the automatic reset feature of the 5% Lifetime Income Option by notifying Nationwide as to such election.  Nationwide reserves the right to modify or terminate the automatic reset feature at any time upon written notice to contract owners.

Settlement Options

If, after beginning the lifetime income surrenders, a contract owner’s contract value falls to zero and there is still a positive Current Income Benefit Base, Nationwide will provide the contract owner with one or more settlement options (in addition to the ability to continue annual benefit payments).  Specifically, Nationwide will provide a notification to the contract owner describing the following three options, along with instructions on how to submit the election to Nationwide:

(1)	The contract owner can continue to take annual surrenders of no more than the annual benefit amount until the death of the contract owner;

(2)	The contract owner can elect the Age Based Lump Sum Settlement Option, as described below; or

(3)	If the contract owner qualifies after a medical examination, the contract owner can elect the Underwritten Lump Sum Settlement Option, as described below.

The options above each result in a different amount ultimately received under the 5% Lifetime Income Benefit Option.  The Underwritten Lump Sum Settlement Option will generally pay a larger amount than the Age Based Lump Sum Settlement Option when a contract owner is healthier than the normal population.  Regardless of age or health, the Underwritten Lump Sum Settlement Option amount will never be less than the Age Based Lump Sum Settlement Option amount.  Election of the Age Based Lump Sum Settlement Option enables the contract owner to receive payment without a medical exam, which could potentially delay payment.  Before selecting a settlement option, consult with a qualified financial advisor to determine which option is best for you based on your individual financial situation and needs.

The contract owner will have 60 days from the date of Nationwide’s notification letter to make an election.  Once the contract owner makes an election, the election is irrevocable.  If the contract owner does not make an election within the 60 days of the date of the notification letter, Nationwide will assume that the contract owner intends to continue to take surrenders of the annual benefit amount.

Age Based Lump Sum Settlement Option.  Under the Age Based Lump Sum Settlement Option, in lieu of taking surrenders of the annual benefit amount, Nationwide will pay the contract owner a lump sum equal to the contract owner’s most recently calculated annual benefit amount multiplied by the Annual Benefit Multiplier listed below:

Contract Owner’s Age (as of the date the Age Based Lump Sum Option is elected)	Annual Benefit Multiplier
Up to Age 70	5.5
71-75	4.5
76-80	3.5
81-85	2.5
86-90	2.0
91-95	1.5
96+	1.0

For contracts that have elected the Spousal Continuation Benefit, if both spouses are living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the younger contract owner minus three years to determine the Annual Benefit Multiplier.  If only one spouse is living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the living spouse to determine the Annual Benefit Multiplier.

Underwritten Lump Sum Settlement Option.  Under the Underwritten Lump Sum Settlement Option, in lieu of taking surrenders of the annual benefit amount, for those who qualify based on a medical exam, Nationwide will pay the contract owner a lump sum based upon the attained age, sex, and health of the contract owner and joint owner, if applicable.  Such information must be submitted by the contract owner to Nationwide on a Nationwide form that is attested to by a certified physician chosen by the contract owner.

Annuitization

If the contract owner elects to annuitize the contract, this option will terminate.  Specifically, the charge associated with the option will no longer be assessed and all benefits associated with the 5% Lifetime Income Option will terminate.

Death of Determining Life

For contracts with no Spousal Protection Benefit, upon the death of the determining life, the benefits associated with the option terminate.  If the contract owner is also the annuitant, the death benefit will be paid in accordance with the “Death Benefits” provision.  If the contract owner is not the annuitant, the contract value will be distributed in accordance with the “Required Distributions” section of “Appendix C: Contract Types and Tax Information.”

For contracts with the Spousal Protection Benefit, upon the death of the determining life, the surviving spouse continues to receive the benefit associated with the Lifetime Income Option for the remainder of his or her lifetime.  The contract value will reflect the death benefit and Spousal Protection Feature.

Modifications to the Replica language include:

•
The second paragraph is revised to omit references to September 15, 2008, to loans and to the No CDSC Option.  The September 15th date is not relevant given that this is a new feature on this contract.  Loans and the No CDSC optional benefit are not available within this registration statement and corresponding contract.

•	The fourth paragraph is revised to omit reference to Guaranteed Term Option (“GTO”) and loans. GTOs and loans are not available within this registration statement and corresponding contract.

Pursuant to Post Effective Amendment No. 5 the third paragraph and accompanying table under the subsection “Lifetime Income Surrenders” is hereby deleted and replaced with the following:

Simultaneously, the lifetime withdrawal percentage is determined based on the age of the contract owner as indicated in the following table:

Contract Owner’s Age (at time of first surrender)	Lifetime Withdrawal Percentage
45 up to 59½	3%
59½ through 64	4%
65 through 80	5%
81 and older	6%

Nationwide represents that:

•
Any disclosure changes in the replica filing will be substantially identical to disclosure in the template filing, and the template filing disclosure fairly represents the disclosure in the replica filing.

•	Nationwide will be able to revise the replica filing to reflect SEC staff comments made to the template filing.
•	Nationwide will, in fact, revise the replica filing to incorporate changes made to disclosure in the template filing in response to SEC staff comments.
•	The replica filing will not contain changes that will otherwise make them ineligible to be filed pursuant to Rule 485(b) of the 1933 Act.

Thank you for your consideration in this matter.  Should you have any questions, please contact me at
(614) 249-5276.

Sincerely,

/s/ RONDA L. EVANS

Ronda L. Evans
Assistant General Counsel
Nationwide Life Insurance Company

cc:           Ms. Rebecca Marquigny, Esq.
Office of Insurance Products and Legal Compliance